BD 3/16 *

AB 3/22

ATES
IANGE COMMISSION
.C. 20549

06004174

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...ED REPORT
FORM X-17 A-5
PART III

SEC MAIL PROCESSING RECEIVED
MAR 01 2006
WASHINGTON, D.C.

SEC FILE NUMBER
8-45530

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
INTEGRAL SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
747 3RD AVENUE, 25TH FLOOR
(No. and Street)

NEW YORK	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
OWEN HERNANDEZ **(212) 702-8805**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last. first. middle name)

ONE BATTERY PARK PLAZA	**NEW YORK**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **OWEN HERNANDEZ**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **INTEGRAL SECURITIES, INC.**, as of **DECEMBER 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSLYN S. HARPER
NOTARY PUBLIC, STATE OF NEW YORK
No. 01HA6070734
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 11, 2006

Signature

REGISTERED PRINCIPAL
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

INTEGRAL SECURITIES, INC.

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2005

INTEGRAL SECURITIES, INC.

INDEX

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Integral Securities, Inc.:

We have audited the accompanying statement of financial condition of Integral Securities, Inc. (the "Company") as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Integral Securities, Inc. as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

February 2, 2006

Kaufmann Gallucci & Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

INTEGRAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	151,525
Receivable from and deposit with clearing organization		192,063
Securities owned, at market value		248,998
Other receivable		66,227
Furniture and equipment, net of accumlated depreciation of $12,317		1,491
Other assets		25,060
Total assets	$	685,364

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	35,091
Shareholders' equity:		
Common stock, $.001 par value; 2,500,000 shares authorized; 1,130,000 shares issued and outstanding		11,300
Capital in excess of par		718,714
Accumulated deficit		(79,741)
Total shareholder's equity:		650,273
Total liabilities and shareholders' equity	$	685,364

The accompanying notes are an integral part
of this financial statement.

INTEGRAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2005

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Integral Securities, Inc. (the "Company) is a securities broker-dealer, registered with the U.S. Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. and the Securities Investors Protection Corporation.

The Company clears all securities transactions through another broker-dealer on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Securities transactions (and related commission revenue and expense) are recorded on a trade date basis. Marketable securities and money market funds are valued at fair value.

Depreciation is computed using the straight-line method over the estimated useful lives of assets.

Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2005, and the reported amounts of revenue and expenses during the year then ended. Actual results could differ from those estimates.

NOTE 3 - RECEIVABLE FROM CLEARING ORGANIZATION AND OTHER BROKER-DEALERS

The receivable from clearing organization primarily represents the net of commissions receivable for commissions and residual cash balances in the Company's trading account held by the clearing organization.

NOTE 4 - SIGNIFICANT SOURCE OF REVENUE

During 2005, the Company earned approximately 27% of its revenues from consulting services rendered to one customer.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company has not experienced any lose in this account.

NOTE 6 - INCOME TAXES

The Company has a net operating loss carryover for Federal income tax purposes of approximately $82,000. Therefore, there is no provision for Federal income tax for 2005. The Company follows Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which recognizes both the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years.

Valuation allowances are established for deferred tax assets when it is more likely than not, a probability level of more than 50%, that they will not be realized. At December 31, 2005, the net operating losses carry forward of 74,000 and 8,000 noted above will expire in 2023 and 2024 respectively. These losses may be used to offset future taxable income. The Company has a deferred tax asset of approximately $32,000 related to the net operating loss carry forward. However, a valuation allowance in the amount of $32,000 was recorded by the Company at December 31, 2005 for financial reporting purposes. The Company has included a provision for minimum state and local taxes in the statement of operations.

NOTE 7 - COMMITMENTS

The Company lease office space under a operating lease through November, 2009. The approximate future minimum annual payments over the term of the lease are as following:

Year ended December 31	Minimum Lease Payment
2006	$ 42,960
2007	42,960
2008	42,960
2009, November	39,380
	$ 168,260

In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2005, there were no legal proceedings pending against the Company.

NOTE 8 - REGULATORY REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness changes from day-to-day. At December 31, 2005, the Company had net capital of $553,710 which was $453,710 in excess of the required minimum net capital at that date of $100,000. The Company's aggregate indebtedness to net capital ratio was .06 to 1.